NEW GOLD INC.

 (A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 2006

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

AUDITORS’ REPORT

To the Shareholders of New Gold Inc.

We have audited the balance sheet of New Gold Inc. as at December 31, 2006 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The restated financial statements as at December 31, 2005, and for the year then ended, were audited by the other auditors who expressed an opinion without reservation on those restated financial statements in their report dated March 15, 2006 except as to note 18, which is as at November 14, 2006.

“(signed) PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 28, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition to an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the restatement of prior periods described in note 16 to the financial statements.  Our report to the shareholders dated March 28, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a restatement in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

“(signed) PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 28, 2007

New Gold Inc.

(A Development Stage Company)

BALANCE SHEETS

As at December 31, 2006 and 2005

(In thousands of Canadian dollars)

	2006	Restated (Note 16) 2005
ASSETS

Current assets
Cash and cash equivalents	$68,054	$18,179
Amounts receivable	1,123	326
Prepaid expenses	80	107
	69,257	18,612

Mineral Properties – Schedule (Note 3)	61,440	42,441
Property and Equipment (Note 4)	1,959	578
	$132,656	$61,631

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$3,786	$3,767
Capital lease payable	-	30
	3,786	3,797

Future income taxes (Note 6)	10,004	7,347
	13,790	11,144

SHAREHOLDERS’ EQUITY

Share Capital (Note 7)	117,858	54,752
Share purchase warrants (Note 8)	5,959	-
Stock options (Notes 9 and 11)	4,546	1,728
Deficit	(9,497)	(5,993)
	118,866	50,487
	$132,656	$61,631

Commitments and Contingent Liabilities (Notes 3 and 15)

See accompanying notes.

Subsequent Events (Note 17)

APPROVED BY THE BOARD

“Chris Bradbrook”

“Paul Sweeney”

___________________________

__________________________

Chris Bradbrook

Paul Sweeney

Director

Director

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2006, 2005 and 2004

(In thousands of Canadian dollars, except for per share amounts)

	2006	Restated (Note 16) 2005	Restated (Note 16) 2004
Income
Interest income	$2,746	$488	$561
Other	-	-	41
	2,746	488	602
Expenses
Amortization	139	95	41
Foreign exchange	1	3	37
Loss on disposal of property and equipment	8	-	-
Administrative, office and miscellaneous	645	425	484
Professional and regulatory fees	944	297	210
Travel, conferences and promotion	651	605	165
Wages, benefits and stock-based compensation (Note 5)	4,449	2,478	868
	6,837	3,903	1,805

Loss before income taxes	(4,091)	(3,415)	(1,203)

Income taxes (Note 6)	587	556	-

Loss for the year	(3,504)	(2,859)	(1,203)

Deficit, beginning of the year	(5,993)	(3,134)	(1,931)

Deficit, end of the year	$(9,497)	$(5,993)	$(3,134)

Weighted average number of shares outstanding (thousands)	22,689	14,436	13,391

Loss per share (basic and diluted)	$(0.15)	$(0.20)	$(0.09)

See accompanying notes.

New Gold Inc.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2005 and 2004

(In thousands of Canadian dollars)

		Restated	Restated
		(Note 16)	(Note 16)
	2006	2005	2004
Cash provided by (used for)
OPERATING ACTIVITIES
Loss for the year	$(3,504)	$(2,859)	$(1,203)
Items not involving cash:
Amortization	139	95	41
Stock-based compensation	2,487	811	868
Loss on disposal of property and equipment	8	-	-
Other	-	-	(41)
Future income taxes (Note 6)	(645)	(561)	-
Net change in non-cash working capital items	16	839	778
	(1,499)	(1,675)	443
INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(20,211)	(14,911)	(2,387)
Acquisition of property and equipment	(449)	(166)	(452)
Proceeds on sale of marketable security and
investment property	-	-	154
	(20,660)	(15,077)	(2,685)
FINANCING ACTIVITIES
Payments on capital lease	-	(23)	(15)
Cash proceeds from shares and share purchase warrants
issued, net of issue costs	72,034	9,924	2,550
	72,034	9,901	2,535
Increase (Decrease) in cash and cash equivalents	49,875	(6,851)	293
Cash and cash equivalents, beginning of the year	18,179	25,030	24,737
Cash and cash equivalents, end of the year	$68,054	$18,179	$25,030

See accompanying notes.

For supplemental disclosure of non-cash investing and financing activities, refer to Note 12.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

1.

NATURE OF OPERATIONS

New Gold Inc. (the “Company”), is in the business of exploring and developing mineral prospects in British Columbia, Canada.  Its principal project, the New Afton copper-gold project (the “Project”), has previously been subject to exploration, an advanced scoping study and is currently the subject of a feasibility study to determine whether the Project has economically viable copper/gold reserves.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development of and operation of the Project.  In addition, the Company’s projects may be subject to a number of risks, including changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the feasibility study for the Project, while having surplus funds available for exploration and to commence the initial stages of development of the Project should a positive decision to develop be made.  Management will have to obtain additional financing if a decision to proceed is made based upon the completion of a positive feasibility study to finance the remainder of the Project construction.  There can be no assurance it will be able to raise sufficient funds as and when these funds are required.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 18, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

a)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities of three months or less at purchase dates.

b)

Mineral Properties and Related Deferred Costs

The Company records its interests in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are impaired, sold, allowed to lapse, or abandoned.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable.  Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally the discounted value of future cash flows.  Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.  When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs.  Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process.  The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest.  Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

c)

Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 5% per annum for building, 20% per annum for transportation vehicles and 20% per annum for equipment, office and computer equipment.  Amortization is recorded when the asset is put into use.

d)

Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral properties in the Province of British Columbia.

e)

Loss Per Share

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to determine the dilutive effect of stock options, share purchase warrants and other

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

dilutive instruments.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive for the periods presented and accordingly basic and diluted loss per share are the same.

f)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant areas where estimates are used relate to the impairment of mineral properties and related deferred exploration costs, determinations as to whether costs are expensed or deferred, stock-based compensation and share purchase warrant valuation assumptions, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

g)

Income and Resource Taxes

The Company recognizes and measures, as assets and liabilities, income and resource taxes currently payable or recoverable as well as future taxes which would arise from the realization of assets or the settlement of liabilities at their carrying amounts to the extent that these differ from their tax bases.  Future income tax (“FITs”) assets and liabilities  are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of FIT assets is not likely.

To date the Company has not recorded any future tax assets to offset its FIT liabilities. If it were to do so, the Company would report an FIT recovery in its Statement of Operations and Deficit to the extent of the asset recognized.

h)

Flow-Through Shares

The Company applies the consensus of Abstract #146 of the Emerging Issues Committee of the CICA in respect to its accounting for all flow-through share renunciations.   Under the Canadian Income Tax Act an enterprise may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions associated with the related resource expenditures.  The Company records future income tax liabilities on the date that the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditures, provided there is reasonable

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

assurance that the expenditures will be made.  At the time of recognition of the future income tax liability a corresponding reduction to share capital is made.

i)

Asset Retirement Obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon discounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently amortized to expense over its expected life.  As at December 31, 2006, the Company does not have any material asset retirement obligations.

j)

Stock-Based Compensation, Share Purchase Warrants and Compensation Options

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  The fair value of stock options, share purchase warrants and compensation options is determined by the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yields, volatility and an expected life of the options. Forfeitures are recorded based on actual occurrences. The Company charges the costs related to stock-based compensation to the Statement of Operations or in the case of project-related personnel, the Company capitalizes the related amounts to mineral properties over their vesting periods which ranges between zero and 12 months.

3.

MINERAL PROPERTIES

a)

Kamloops, B.C. "Afton" Mineral Property

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued 2 million common shares and completed an aggregate work commitment totaling $6.5 million over a period not to exceed nine years to earn the 100% rights to the mineral claims.  The Company completed the work commitment and made the final share payment in 2005 and has a 100% interest in the mineral claims.

Under the terms of the Option agreement to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty (See Note 15 (a)).

b)

Kamloops, B.C., "Ajax" Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

4.

PROPERTY AND EQUIPMENT

			(in thousands)
	Cost	Accumulated Amortization	Net Book Value
Land	$57	$-	$57
Building	105	16	89
Transportation vehicles	101	80	21
Equipment	1,662	124	1,538
Office and computer equipment	345	91	254
Balance December 31, 2006	$2,270	$311	$1,959

			(in thousands)
	Cost	Accumulated Amortization	Net Book Value
Land	$57	$-	$57
Building	105	11	94
Transportation vehicles	130	58	72
Equipment	304	44	260
Office and computer equipment	146	51	95
Balance December 31, 2005	$742	$164	$578

5.

WAGES, BENEFITS AND STOCK-BASED COMPENSATION

(in thousands)

The following table details the amounts included:

	2006	2005	2004
Salaries, wages and benefits	$1,962	$1,667	$-
Stock-based compensation	2,487	811	868
Total	$4,449	$2,478	$868

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

6.

INCOME TAXES AND GRANT RECOVERIES

The difference between the income tax expense and the provision obtained by applying the statutory rate is as follows:

		(in thousands) As at December 31
	2006	Restated (Note 16) 2005	Restated (Note 16) 2004
Combined federal and provincial income tax rate	34.1%	35.1%	36.5%
Expected income tax expense at Canadian statutory tax rates	$ 1,396	$ 1,199	$ 439

Increase (decrease) in taxes resulting from:
Reduction in tax rates	645	561	-
Non-capital loss carryforward not tax effected	(1,014)	(1,035)	(167)
Stock-based compensation	(848)	(285)	(317)
Other temporary and non-temporary differences	467	121	45
Ontario Capital Tax	(46)	(5)	-
Other	(12)	-	-
Income tax expense	$ 587	$ 556	$ -

The temporary differences comprising the future income tax assets and liabilities are as follows:

	(in thousands) As at December 31
	2006	Restated (Note 16) 2005
Future income tax assets:
Non-capital loss carry forward	$ 2,474	$ 1,851
Share issue costs	1,344	429
Valuation allowance	(3,818)	(2,280)

Future income tax assets	$ -	$ -

Future income tax liabilities:
Mineral property option agreement	$ (5,639)	$ (6,003)
Deferred exploration expenditures flow-through	(4,365)	(1,344)
Future income tax liabilities	(10,004)	(7,347)

Net long term future income tax liability	$ (10,004)	$ (7,347)

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

As at December 31, 2006 the Company has income tax loss carryforwards of $8.0 million which are available to reduce future years taxable income and expire as follows:

(in thousands)
Non-capital losses
2007	63
2008	38
2009	499
2010	918
2014	861
2015	2,629
2026	2,972

In addition, the Company has incurred resource expenditures, net of flow-through renouncements, of $28.3 million (2005 - $10.1 million) which may be carried forward indefinitely and used to reduce taxable income in future years.

During 2006, the Company realized a tax recovery of $645,448 (2005 - $561,148; 2004 - nil) as a result of a reduction in the federal income tax rates from 31% to 29% (2005 – provincial 13.5% to 12%). In addition, in 2006 the Company renounced $10.0 million in expenditures related to flow-through equity raisings completed in 2005 which resulted in an increase in future income tax liabilities of $3.3 million and a corresponding reduction to share capital.

Included as a reduction in mineral properties is an amount totaling $593,316 (2004 – nil) related to an amount receivable for the British Columbia Mineral Exploration Tax Credit program. This amount is subject to audit by the tax authorities and should there be any subsequent adjustments as a result of the audit, the adjustment will be made to mineral properties.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

7.

SHARE CAPITAL

Authorized

Effective June 1, 2005, the Company increased the authorized share capital to an unlimited number of common shares without par value from 40,000,000 common shares without par value.

Issued and Outstanding

		(in thousands)
	Number of	Restated (Note 16)
	Shares	Amount
Balance, December 31, 2003	12,902	$39,944
For cash - exercise of stock options	840	2,550
Issued for mineral properties (a)	200	1,260
Balance, December 31, 2004	13,942	$43,754
For cash – pursuant to private placements, net (b)	1,330	9,254
Issued for finders’ fee (b)	104	670
Issued for mineral properties (a)	200	1,074
Balance, December 31, 2005	15,576	$54,752
For cash - pursuant to a prospectus offering, net (c)	8,334	64,608
For cash - exercise of stock options	235	1,467
Tax effect for flow-through shares (See note 7)	-	(3,303)
Transfer from stock options (See note 11)	-	334
Balance, December 31, 2006	24,145	$117,858

a)

During 2005 and 2004 the Company issued 200,000 common shares at the fair market value of 2005 - $5.37 and 2004 - $6.30 per share in accordance with the Afton mineral claim agreement.

b)

On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $3.0 million). The Company issued 29,000 common shares, at a market value of $6.20 per share, as a finders’ fee for the placement of common shares.

On October 6, 2005, the Company completed a non-brokered private placement by issuing 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million (net proceeds $3.0 million). The Company issued 36,331 common shares, at a market value of $5.78 per share, as a finders’ fee for placement of the common shares.

On December 22, 2005, the Company completed a non-brokered private placement by issuing 500,000 flow-through common shares at a price of $8.00 per share for gross

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

proceeds of $4.0 million (net proceeds $3.97 million). The Company issued 38,620 common shares, at a market value of $7.25 per share, as a finders’ fee for placement of the common shares.

c)

On February 28, 2006, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75.0 million (net proceeds $70.6 million, prior to allocation of the fair value to the share purchase warrants (Note 8)).  A commission of 5.25% was paid to the underwriters.  Each unit consisted of one common share and one-half of a share purchase warrant.  The gross proceeds have been allocated $8.285 to each common shares and $0.715 to each one-half of a share purchase warrant. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the warrants of 2 years.

8.

SHARE PURCHASE WARRANTS

As at December 31, 2006, the following share purchase warrants were issued and outstanding:

	Number of Warrants (in thousands)	Restated (Note 16) Amount (in thousands)
Balance, December 31, 2004, and 2005	-	-
Issued for cash
Pursuant to a prospectus offering (Note 7 (c))	4,167	$5,959
Balance, December 31, 2006	4,167	$5,959

Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  The warrants have been listed for trading on the Toronto Stock Exchange.

The exercise of the outstanding share purchase warrants in the loss calculation would be anti-dilutive.

9.

STOCK-BASED COMPENSATION

a)

On May 4, 2005, at the Company’s Annual General Meeting, the disinterested shareholders approved a change to the Company’s Stock Option Plan (“Plan”). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company.  In addition, exercised options are also automatically reloaded into the Plan.  The Plan also requires disinterested shareholders to renew their approval every three years.

In addition, the Company has issued under the 2% inducement rules available under the TSX regulations, a total of 500,000 stock options to two senior officers which are in addition to the 10% allowable issuable amount.

The options are priced at the closing price of the Company’s share on the day prior to the grant date. The maximum term of all options is 10 years, however, all current outstanding stock option agreements have been issued with five year expiry terms.

As at December 31, 2006, the stock options held by directors, consultants and employees are as follows:

		Weighted	Weighted
	Options	Average	Average
	Outstanding	Exercise	Remaining
	(in thousands)	Price	Life (Years)
Balance, December 31, 2004	700	$ 4.87	4.3
Granted	1,042	6.82	4.5
Terminated	(15)	(6.40)	-
Balance, December 31, 2005	1,727	$ 6.04	4.5
Granted	715	10.64	4.0
Exercised	(185)	(6.69)	-
Terminated	(4)	(11.00)	-
Balance, December 31, 2006	2,253	$ 7.43	3.6

	Exercisable		Outstanding
Option Strike Price	Options (in thousands)	Weighted Average Remaining Life (Years)	Options (in thousands)	Weighted Average Remaining Life (Years)
$4.60	600	2.8	600	2.8
$4.61 to $5.99	12	3.7	12	3.7
$6.00 to $6.99	665	3.6	665	3.6
$7.00 to $7.99	265	3.4	265	3.4
$8.00 to $11.00	310	3.8	711	4.4
	1,852	3.3	2,253	3.6

The compensation cost recorded for the period ended December 31, 2006 in respect of options granted in 2006 and prior periods that was expensed to the Statement of Operations was $2,486,635 (2005 - $811,481) and capitalized to mineral properties was $665,927 (2005 - $47,913).

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

The current period valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.86% to 4.42% (2005 - 3.44%); volatility factor of the expected market price of the Company’s common stock of 40% (2005 - 44%); and a weighted average expected life of the options of 2.5 years (2005 - 2.5 years).

The resulting weighted average cost per option granted was $3.07 (2005 - $2.00).  The estimated fair value of the options is expensed over the vesting period which ranges from zero to 12 months.

The fair value of options issued has been estimated at the date of grant using a Black-Scholes option pricing model.  The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

The exercise of the outstanding options in the loss per share calculation would be anti- dilutive.

b)

Compensation Options

As at December 31, 2006, the following compensation options were issued and outstanding:

		Weighted
	Options	Average
	Outstanding	Exercise
	(in thousands)	Price
Balance, December 31, 2004	50	$ 4.60
Balance, December 31, 2005	50	4.60
Exercised	(50)	4.60
Balance, December 31, 2006	-	-

The compensation options were valued initially in 2004 using a Black-Scholes pricing model and the resultant amount expensed during that period.

10.

RELATED PARTY TRANSACTIONS

(in thousands)

	2006	Restated (Note 16) 2005
a) For wages and consulting services charged by a related person of a Director. Effective January, 2006, these services ceased to be provided by the related party.	$-	$96

b) For 100,000 shares issued in payment pursuant to the Afton mineral claim option agreement to a Director of the Company.	$-	$537

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

These related party transactions occurred at the exchange amount which is the amount of the consideration agreed to by both parties.

11.

STOCK OPTIONS

(in thousands)

The following table identifies the changes in the stock options category within shareholders equity for the years presented:

Balance, December 31, 2003	$ -
Stock-based compensation	868
Balance, December 31, 2004	$ 868
Stock-based compensation	860
Balance, December 31, 2005	$ 1,728
Stock-based compensation	3,152
Transfer of exercised options to share capital	(334)
Balance, December 31, 2006	$ 4,546

12.

SUPPLEMENTARY CASH FLOW INFORMATION

(in thousands)

The Company conducted non-cash investing and financing activities as follows:

	2006	Restated (Note 16) 2005
Investing Activities
Mineral property expenditures included in accounts receivable and payable	$ 1,878	$ (1,656)
Property and equipment expenditures included in accounts payable	(1,109)	-
Financing Activities
Shares issued for mineral properties	-	1,074
Shares issued for finders’ fee	-	670

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the relatively short period to maturity of these instruments.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

14.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely metals development in one  geographic region, Canada.

15.

COMMITMENTS AND CONTINGENT LIABILITIES

a)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or common shares of the Company.

b)

Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

c)

In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $65,000 to one optionor and $71,700 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may at any time during the option period purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

d)

 During the fourth quarter of 2006 the Company entered into a number of contractual commitments to advance the development of the Project.  These commitments are either short term Letters of Intent (“LOI”), put in place as an interim measure until long-term arrangements can be completed, or equipment orders to purchase long lead items or critical equipment pieces of mining equipment necessary to commence development of the Project. These commitments include the following outstanding commitments as at December 31, 2006:

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

	LOI (in thousands)	Long lead items and equipment orders (in thousands)
Surface and underground development activities	$ 16,051	$ -
Processing plant	-	1,553
Other	-	984

All LOI commitments permit the Company to terminate them for convenience upon payment to the other party of amounts owing up to the date and termination and, in some cases, demobilization charges.

e)

The Company is committed to an operating lease for office premise rentals in the aggregate of $109,804. The future minimum lease payments as at December 31, 2006 are as follows:

(in thousands)
2007	$63
2008	41
2009	6
$110

16.

RESTATEMENT OF PRIOR YEARS

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the reporting of non-cash working capital changes reported in the Statement of Cash Flows. Management thereafter determined that amendments should be reflected in the previously issued financial statements which were adjusted and re-issued.  The comparative amounts included in these financial statements reflect the impact of these adjustments.

The effect of the restatement on the restated financial statements incorporated in these financial statements is summarized as:

(in thousands)

Balance sheet 2005	As previously reported	Adjustment	As restated
Mineral properties	$ 22,561	$ 19,880	$ 42,441
Future income tax liability	4,385	2,962	7,347
Share capital	39,462	15,290	54,752
Deficit	(7,620)	1,627	(5,993)

Statements of Operations and deficit	As previously reported	Adjustment	As restated
Loss for the year 2005	$ (3,399)	$ 540	$ (2,859)
Loss for the year 2004	(1,250)	47	(1,203)
Deficit ending of 2003	(2,971)	1,040	(1,931)

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

Statement of Cash Flows 2005	As previously reported	Adjustment	As restated
Net change in non-cash working capital items	$ 2,495	$ (1,656)	$ 839
Payments for mineral properties and exploration costs	(16,567)	1,656	(14,911)

17.

SUBSEQUENT EVENTS

a)

On January 9, 2007, the Company announced that it had signed a Letter of Intent (“LOI”) with with Teck Cominco Limited (“Teck”), to acquire the surface rights to more than 4000 acres of land, encompassing its Project. The LOI contemplates the Company paying Teck $10 million upon closing, with an additional $6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase for $12 million.

As part of the LOI, the Company has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water.

Completion of the final agreement described in the LOI is subject to definitive documentation, receipt of any necessary regulatory approvals and customary conditions of closing.  The Company and Teck have agreed to work towards the completion of a definitive agreement as expeditiously as possible.

b)

Subsequent to December 31, 2006 and in addition to those commitments included in note 15(d), the Company entered into a number of contractual commitments to advance the development of the Project.  These commitments are comprised of engineering services for long lead items or critical equipment pieces of mining equipment necessary to commence development of the Project. The equipment may be financed under operating or capital leases or purchases outright at the Company’s option. These commitments include the following:

(in thousands)

Long lead items and equipment orders
Surface and underground development activities	$ 793

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods are used in preparing financial statements under

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

generally accepted practices in the United States ("U.S. GAAP"). The effects of the principal differences on the Company’s financial statements under U.S. GAAP are quantified below and described in the accompanying notes:

	Year ended December 31 (in thousands)
Statements of Operations	2006	Restated (Note 16) 2005	Restated (Note 16) 2004
Loss for the year under Canadian GAAP Add/(deduct):	$(3,504)	$(2,859)	$(1,203)
Issue of flow-through shares under US GAAP (b)	1,518
Property costs expenditures expensed under US GAAP (a)	(19,000)	(17,689)	(3,646)
Future income taxes (b)	(645)	(561)	-
Loss and comprehensive income for the year under US GAAP	$(21,631)	$(21,109)	$(4,849)
Weighted average number of share outstanding - in thousands	22,689	14,436	13,391

Basic and diluted loss per share under US GAAP	$(0.95)	$(1.46)	$(0.36)

	Year ended December 31 (in thousands)
Statements of Cash Flows	2006	Restated (Note 16) 2005	Restated (Note 16) 2004

Cash flows from operating activities under Canadian GAAP Add/(deduct):	$(1,499)	$(1,675)	$443
Mineral property interests and deferred exploration costs (a)	(20,212)	(14,911)	(2,387)
Cash flows from operating activities under US GAAP	$(21,711)	$(16,586)	$(1,944)
Cash flows from investing activities under Canadian GAAP Add/(deduct):	$(20,660)	$(15,077)	$(2,685)
Mineral property interests and deferred exploration costs (a)	20,212	14,911	2,387
Cash flows from investing activities under US GAAP	$(449)	$(166)	$(298)

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

Balance Sheets	As at December 31 (in thousands)
	2006	Restated (Note 16) 2005
Shareholders’ equity reported under Canadian GAAP	$ 118,866	$ 50,487
Add/(Deduct):
Mineral property interests and deferred exploration costs (a)	(61,440)	(42,441)
Flow-through shares (b)	-	(975)
Future income taxes (b)	10,004	7,347
Shareholders’ equity reported under US GAAP	$ 67,430	$ 14,418

Total assets reported under Canadian GAAP	$ 132,656	$ 61,631
Add/(Deduct):
Mineral property interests and deferred exploration costs (a)	(61,440)	(42,441)
Total assets reported under US GAAP	$ 71,216	$ 19,190

Total liabilities reported under Canadian GAAP	$ 13,790	$ 11,144
Add/(Deduct):
Flow-through shares (b)	-	975
Future income taxes (b)	(10,004)	(7,347)
Total liabilities reported under US GAAP	$ 3,786	$ 4,772

a) Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights, including future income taxes related to shares issued to acquire mineral properties (2006 – $ nil, 2005 - $534,093, 2004 - $663,933), including any related future income tax liabilities capitalized, and related exploration costs incurred on those properties, may be deferred and subsequently carried at cost prior to a company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect of the recoverability of those costs. Accordingly, while the Project remains at a feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on it until the property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs are expensed as incurred.

b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

liability. Under U.S. GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized initially for the premium paid by the investors.

Upon renouncing the income tax deductions, the Company records a future income tax liability with a corresponding reduction in share capital under Canadian GAAP.  For U.S. GAAP purposed, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes as a result of expensing costs related to mineral properties, the Company reports an income tax expense.

During December 31, 2005, the Company issued an aggregate of 1,330,000 flow-through shares at an average premium of approximately $1.14 per share relative to the closing market prices of the Company’s shares on the dates that the directors set the flow-through share issue prices. In 2006 the Company renounced the expenditures related to these financings.

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

c) Stock-based Compensation

In 2004, the Company adopted FAS 123R which is consistent with the treatment under Canadian GAAP.  The Company has determined the amount of stock options forfeited is not material, therefore there are no differences on accounting for stock-based compensation under Canadian and US GAAP.

d) Recent accounting pronouncements

Handbook Section 3855 of the CICA Handbook (the “Handbook”) entitled “Financial Instruments – Recognition and Measurement,” applies to interim financial periods beginning on or after October 1, 2006 and establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  All financial assets, with the exception of those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; if not, they are measured at cost.  As at December 31, 2006 the adoption of this Section will not have a material impact on the financial statements.

New Gold Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(In Canadian dollars except as indicated)

Handbook Section 1530 of the Handbook entitled “Comprehensive Income,” and Section 3251 entitled “Equity,” apply to interim financial periods beginning on or after October 1, 2006.  Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources.  It includes items that would normally not be included in net earnings, such as the effective portion of changes in fair values of cash flow hedging instruments.  Section 3251, “Equity,” replaces Section 3250, “Surplus,” and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income.”  Upon adoption of this Section, the financial statements will include a statement of comprehensive income.

Section 3865 of the Handbook entitled “Hedges,” applies to interim financial periods beginning on or after October 1, 2006 and describes when hedge accounting is appropriate.  Hedge accounting ensures that all gains, losses, revenue and expenses from the derivative the item it hedges, are recorded in the statement of earnings in the same period.

The adoption of these Sections of the Handbook is not expected to have a material impact on the financial statements.

In early July 2006, the Financial Accounting Standards Board in the United States issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.”  FIN 48 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return.  The new standard will require several new disclosures in annual financial statements, including:  (a) the income statement classification of income tax-related interest and penalties and (b) a reconciliation of the total amount of unrecognized tax benefits.  As at December 31, 2006, the Company has not yet determined the impact that this interpretation will have on the financial statements.

New Gold Inc.

(A Development Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the years ended December 31, 2006 and 2005

(In thousands of Canadian Dollars)

				Restated (Note 16)
			2006	2005

ACQUISITION COSTS

Kamloops Afton			$18,841	$18,841
Kamloops Ajax			49	49
			$18,890	$18,890
DEFERRED EXPLORATION COSTS	Afton	Ajax and Optioned Properties
Balance, beginning	$23,323	$228	$23,551	$6,936

Aboveground Exploration Costs
Option payment	-	29	29	-
Assaying and testing	105	48	153	13
Drilling	1,974	253	2,227	218
Overhead and general	152	59	211	322
Wages and benefits	310	72	382	121
	2,541	461	3,002	674

Underground Exploration Costs
Assaying and testing	325	-	325	307
Drilling	5,264	-	5,264	1,943
Overhead and general	790	-	790	1,280
Tunneling and decline costs	-	-	-	11,982
Wages, benefits and stock-based compensation	1,749	-	1,749	429
	8,128	-	8,128	15,941

Feasibility Study	7,859	-	7,859	-

Infrastructure	10	-	10	-

Balance, end	$41,861	$689	$42,550	$23,551
Mineral Properties			$61,440	$42,441